May 26, 2005

Jeanne Bennett

Staff Accountant, Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0306

Washington, DC 20549

Re:	CellStar Corporation

Form 8-K Filed May 10, 2005

Dear Ms. Bennett:

Accompanying this letter please find Amendment No. 1 to the above-captioned Current Report on Form 8-K (the “Form 8-K”). This letter sets forth the acknowledgments of CellStar Corporation as requested in your letter to Elaine Flud Rodriguez dated May 12, 2005. In response to your comment therein, we are submitting the amended Form 8-K, along with the requested acknowledgments, via EDGAR correspondence. In addition, hard copies of this letter and the amended Form 8-K have been sent to you for delivery on May 27, 2005.

In connection with the filing today of Amendment No. 1 to the Current Report on Form 8-K (the “Filing”), CellStar Corporation hereby acknowledges the following:

•	CellStar Corporation is responsible for the adequacy and the accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	CellStar Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 972-466-5021, or Kristen Cunningham, Associate General Counsel, at 972-466-5029, if you have any questions regarding the foregoing.

Sincerely,

/s/    Elaine Flud Rodriguez

Elaine Flud Rodriguez

Senior Vice President and

General Counsel

Enclosure